UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 13, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Candidate for the Board of Directors will not seek election

Bagsværd, Denmark, 13 November 2025 – Today, it was announced that Mikael Dolsten will not seek election to the Board of Directors at the upcoming extraordinary general meeting on 14 November 2025, as otherwise announced in the notice convening the Extraordinary General Meeting.

Earlier today, Mikael Dolsten, who most recently served as the Head of R&D at Pfizer, informed Novo Nordisk that, in spite of his desire to join, he has decided to withdraw his candidacy to the Novo Nordisk Board of Directors, both as a member and as observer, due to recent personal circumstances unrelated to Novo Nordisk A/S and the Novo Nordisk Foundation.

The Novo Nordisk Foundation and Novo Holdings A/S have informed Novo Nordisk that they will not propose the election of another candidate instead of Mikael Dolsten at the Extraordinary General Meeting. Instead, the Novo Nordisk Foundation and Novo Holdings A/S intend for the incoming Novo Nordisk Board of Directors to identify and nominate two candidates in addition to the already nominated Helena Saxon to the Board of Directors at Novo Nordisk’s Annual General Meeting on 26 March 2026. The other Board candidates standing for election at the 14 November 2025 extraordinary general meeting remain as announced in the 21 October 2025 convening notice.

If all proposed candidates are elected, the Board of Directors will, after the extraordinary general meeting on 14 November 2026, consist of Lars Rebien Sørensen (Chair), Cees de Jong (Vice Chair), Britt Meelby Jensen, Kasim Kutay and Stephan Engels (shareholder-elected Board members) and Elisabeth Dahl Christensen, Liselotte Hyveled, Mette Bøjer Jensen and Thomas Rantzau (employee-elected Board members).

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Max Ung +45 3077 6414 mxun@novonordisk.com	Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com

Alex Bruce +45 34 44 26 13 axeu@novonordisk.com	Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 34 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 13, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer